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                                                                  EXHIBIT (5)(a)

LOGO MALLINCKRODT
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Improving Healthcare and Chemistry
                                                       News Release


                                                       Mallinckrodt Inc.
                                                       7733 Forsyth Boulevard
                                                       St. Louis, Missouri 63105

                                                       Telephone (314) 854-5200
                                                       Facsimile (314) 854-5381

FOR IMMEDIATE RELEASE
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For more information:
Media Contacts:         Peter Faur, (314) 854-5234
                        Barbara Abbett, (314) 854-5230
                        E-mail:  Communications@mkg.com

Investor Contacts:      Doug McKinney, (314) 854-5264
                        Scott Johnsen, (314) 854-5295
                        E-mail:  Invest@mkg.com

   MALLINCKRODT ANNOUNCES DEFINITIVE AGREEMENT TO ACQUIRE
   NELLCOR PURITAN BENNETT FOR $1.9 BILLION

   COMBINED COMPANIES WILL BE PREMIER SUPPLIER TO HEALTHCARE PROVIDERS WORLDWIDE

   ST. LOUIS, Mo., July 23, 1997-In an action designed to create one of the world's premier medical products suppliers, Mallinckrodt Inc. (NYSE:MKG) and Nellcor Puritan Bennett Incorporated (NASDAQ:NELL) today announced the execution of a definitive agreement whereby Mallinckrodt would purchase for cash all outstanding shares of Nellcor Puritan Bennett common stock for $28.50 per share. This represents a 36 percent premium to today's Nellcor closing price of $20.94. Mallinckrodt's stock closed today at $39.75 a share.

        Under the terms of the merger agreement, unanimously approved today by the boards of both of the companies, Mallinckrodt will initiate a tender offer for all of the outstanding shares of Nellcor Puritan Bennett to commence within five business days. Once initiated, the offer will be open for 20 business days unless further extended. Mallinckrodt's tender offer is conditioned upon, among other things, there being validly tendered and not withdrawn a number of shares that equals at least a majority of the outstanding shares of Nellcor Puritan Bennett. After the consummation of the tender offer, Mallinckrodt has agreed to acquire any of the remaining outstanding shares of Nellcor pursuant to a second-step merger in which holders of such shares will receive $28.50 a share. It is anticipated that the proposed merger will be accounted for using purchase accounting.

                                    -more-
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     ADD ONE/Mallinckrodt-Nellcor Puritan Bennett


       Nellcor Puritan Bennett is the world leader in providing products that monitor, diagnose and treat the respiratory-impaired patient in every setting from the hospital to the home. Products include devices that aid in sleep diagnosis, oxygen monitoring, apnea monitors, critical care ventilators, oxygen concentrators, and anesthetic gases.

       Mallinckrodt holds leading market positions worldwide in numerous hospital product lines, including x-ray contrast media, radiopharmaceuticals and devices for diagnostic imaging; endotracheal and tracheostomy tubes; and temperature management systems. Mallinckrodt also is the world's leading producer of acetaminophen and narcotic analgesics.

       The combined companies will have revenues of approximately $2.4 billion for the year ended June 30, 1997. Mallinckrodt will have three attractive growth platforms in healthcare - A $1.1 billion critical care business serving the respiratory impaired patient, a $900 million medical imaging business, and a $400 million specialty pharmaceutical business. Both companies have fiscal years ending in the second calendar quarter.

         In a joint statement, C. Ray Holman and C. Raymond Larkin, Jr., Mallinckrodt and Nellcor's chief executive officers, respectively, noted that the benefits of the proposed merger offer meaningful opportunities for growth and achievement of global leadership in a rapidly changing healthcare environment.

         "Nellcor Puritan Bennett is an excellent strategic fit with Mallinckrodt's critical care business," said Holman. "Nellcor's world leadership positions in oxygen monitoring, critical care ventilation and other respiratory products combine with Mallinckrodt's world leadership positions in airway management disposables and other critical care products to form by far the largest organization in this field of medicine. The combined company represents an even more significant supplier that meets essential healthcare needs medical diagnosis, management of patients in critical care settings, and management of pain. Mallinckrodt and Nellcor will be well positioned to provide innovative, cost-effective products for our healthcare customers."

        Larkin said, "We have great respect for Mallinckrodt and its long history of serving healthcare markets. It was only two years ago that Nellcor and Puritan-Bennett came together to create one of the world's 15 largest medical device companies. We have gained significant advantages together. We believe our businesses will be strengthened even more through the addition of the Mallinckrodt critical care unit." Larkin will become executive vice president of Mallinckrodt and will be president and chief executive officer of the Nellcor Puritan Bennett subsidiary, taking responsibility for the combined critical care unit and reporting directly to Holman.

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   ADD TWO/Mallinckrodt-Nellcor Puritan Bennett


         Holman said the acquisition of Nellcor represents the culmination of a significant effort by Mallinckrodt to expand its core medical products business during a period of industry consolidation. "Mallinckrodt expects to benefit from the merger through enhanced revenue growth and through consolidation synergies, cost reductions and other benefits to be implemented during the balance of fiscal 1998. Based on our expectations for revenues and synergies, we would expect the transaction to be accretive to earnings per share in fiscal year 1999."

         In the past fiscal year, Mallinckrodt divested its animal health business and sold its interest in tile Tastemaker flavors joint venture. Proceeds from those transactions, along with borrowings of approximately $1.6 billion under a credit agreement entered into with J.P. Morgan, Goldman, Sachs & Co. and Citibank in connection with the transaction are being used for the tender offer. The previously announced share repurchase program continues in effect.

         Goldman, Sachs & Co. advised Mallinckrodt, provided a fairness opinion to the Board of Directors, and is acting as dealer manager for the tender offer. Morgan Stanley & Co. Incorporated advised Nellcor Puritan Bennett and provided a fairness opinion to the Board of Directors of Nellcor Puritan Bennett.

         Nellcor Puritan Bennett is the worldwide leader in providing products for monitoring, diagnosing and treating the respiratory-impaired patient across the continuum of care. The company's web site address is
   <www.nellcorpb.com>.

        Mallinckrodt Inc. serves healthcare and specialty chemicals markets worldwide. The company is a major producer of diagnostic imaging agents, medical devices, analgesic pharmaceuticals, catalysts, and laboratory and microelectronic chemicals. The St. Louis, Missouri-based company, with fiscal 1996 adjusted net sales of $1.75 billion, sells more than 1,000 products in more than 100 countries. The Mallinckrodt web site address is
   <www.mallinckrodt.com>.

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       This news release contains forward-looking statements, including statements concerning the projected impact of the proposed merger on Mallinckrodt's earnings results and sales growth. These statements are based on current expectations; actual results may differ materially. Among the factors that could cause actual results to differ materially are the following: the effect of business and economic conditions; the impact of competitive products and continued pressure on prices realized by Mallinckrodt for its products; market acceptance issues, including the failure of new products to generate anticipated sales levels; difficulties or delays in receiving required governmental or regulatory approvals;
   the cost and effect of legal and administrative proceedings; and the other risk factors reported from time to time in Mallinckrodt's filings with the Securities and Exchange Commission.